CONFIDENTIAL TREATMENT OF

CERTAIN DESIGNATED PORTIONS

OF THIS LETTER HAS BEEN

REQUESTED BY MORGAN

STANLEY. SUCH CONFIDENTIAL

PORTIONS HAVE BEEN OMITTED,

AS INDICATED BY [*] IN THE

TEXT, AND SUBMITTED TO THE

COMMISSION.

June 9, 2011

By U.S. Mail & Facsimile to 202-772-9292

Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Morgan Stanley

Form 10-K for the Year Ended December 31, 2010

Filed February 28, 2011

File No. 001-11758

Dear Ms. Hayes:

Morgan Stanley (the “Company”) is pleased to respond to your letter of May 6, 2011 concerning its Form 10-K for the Year Ended December 31, 2010 (“2010 Form 10-K”).

For your convenience, we have restated your comments below.

Form 10-K for Fiscal Year Ended December 31, 2010

General

Comment:

1.	We have not completed our review of the Part III information that is incorporated into your Form 10-K by reference to your definitive proxy statement. We may have additional comments after reviewing that information.

Response:

The Company acknowledges that the Staff may have additional comments upon completion of its review of the Part III information that is incorporated into the Form 10-K for the year ended December 31, 2010.

Item 1. Business

Institutional Securities

Commodities, page 4

Comment:

2. We note your disclosure about your different commodities activities on pages 4, 18 and 28. Please respond to the following:

a. We note that you invest and make markets in the spot, forward, physical derivatives and futures markets in several commodities, including metals, agricultural products, crude oil, oil products, natural gas, electric power, emission credits, coal, freight, liquefied natural gas and related products. Please describe in more detail the activities that go into making a market in these commodities and describe the types of revenue streams earned as a result of these activities. Additionally, tell us whether other parties also make markets in the same commodities that you do.

b. Tell us how you obtained your ownership in TransMontaigne, Inc. and tell us whether this is an area where you are considering further investments.

c. Tell us how and where the results of your ownership in TransMontaigne are reflected in your consolidated financial statements, including the amounts involved.

d. Describe the relationship between your market making activities in various commodities and your ownership in TransMontaigne.

Response:

The Company invests and makes markets in various types of commodities and commodity-related assets or instruments, not in the sense of a traditional market maker as exists in the equity markets in which one would be expected to quote a two-sided market for all relevant products. Rather the Company conducts these activities as a commodity merchant that provides liquidity to the markets by providing liquidity to clients, customers and counterparties. In connection with the provision of market making-related services, the Company conducts activities that include, but are not limited to: (i) taking positions in anticipation of, and in response to customer demand to buy or sell, and — depending on the liquidity of the relevant market and the size of the position — holding those positions for a period of time; (ii) managing and assuming basis risk between customized customer risks and the standardized products available in the market to hedge those risks; (iii) building, maintaining, and re-balancing inventory, through trades with other market participants, and engaging in accumulation activities to accommodate anticipated customer demand; (iv) trading in the market to remain current on pricing and trends; and (v) engaging in arbitrage activities to provide efficiency and liquidity for markets.

Revenue streams are generated by each of these market making related activities either individually or in combination with one or more of the other activities as part of an overall portfolio of positions assumed by traders in physical and financial markets. Transaction price spreads to existing market levels together with market movement on the portfolio of managed market risk generate revenue. To a lesser extent, there are also revenue streams from service fees, lease fees, and investment appreciation or depreciation.

Within the commodity sector, the types of other parties that make markets in the same commodities vary by asset class. Further, within each of the commodity asset groups, the types of other parties that make markets vary based on the type of physical or financial instruments in which positions are taken. For example, depending upon the relevant market segment, other parties that make markets in the same commodities or commodity-related instruments include subsidiaries of bank holding companies and foreign banks, major oil companies, energy merchant companies, and non-regulated U.S.-based and foreign owned commodity trading companies.

On September 1, 2006, Morgan Stanley Capital Group Inc. purchased all of the issued and outstanding capital stock of TransMontaigne Inc. and thereby acquired TransMontaigne Inc. and its affiliates (“TransMontaigne”), a group of companies operating in the refined petroleum products marketing and distribution business.

From time to time, the Company, either through its Commodities business or other business units, considers investing in various types of commodity-related assets, either directly or through the acquisition of interests in entities that own commodity-related assets. While the Company currently holds investments in entities engaged in the business of developing or acquiring assets similar to those currently owned by TransMontaigne, the Company, through its Commodities business, is not currently considering any investment in an operating company of the same size, nature or legal structure as of that of TransMontaigne.

The acquisition of TransMontaigne and its affiliates was accounted for as a business combination. Since the acquisition date, the results of TransMontaigne and its affiliates have been consolidated by the Company and included within the Institutional Securities business segment.

As of December 31, 2010, total assets were approximately $[*], comprised primarily of Premises, equipment and software costs of $[*] and Receivables: Customers of [*].

Net revenues and Net loss applicable to Morgan Stanley for the year ended December 31, 2010 were $[*] and $[*], respectively.

The acquisition of TransMontaigne on September 1, 2006 enhanced the Company’s ability to engage in market making related activities in oil and related oil products by enabling the Company to expand its supply and distribution of oil and refined oil products across a broader range of clients and regions across the U.S., as well as increase its oil storage capacity across the U.S.

Financial Holding Company

Scope of Permitted Activities, page 9

Comment:

3. We note your disclosure that you have requested and obtained an extension to conform a limited set of activities and make certain divestments in order to comply with the BHC Act. Please tell us and revise your future filings to discuss the specific activities you plan to conform to the requirements of the BHC Act and those which you intend to divest, and identify the respective timeframes for doing so.

Response:

The BHC Act provides a two-year period from September 21, 2008, the date that the Company became a bank holding company, for the Company to conform its activities to the BHC Act, subject to three one-year extensions that may be granted by the Federal Reserve upon approval of the Company’s application. [*].

[*]. If the Federal Reserve were to determine that any of the Company’s commodities activities did not qualify for the BHC Act grandfather exemption, then the Company would likely be required to divest any such activities that did not otherwise conform to the BHC Act by the end of any extensions of the grace period. [*].

To the extent material, the Company will revise future filings accordingly to reflect any substantive developments.

Activities Restrictions under the Volcker Rule, page 10

Comment:

4. We note your disclosure regarding the Volcker Rule here as well as elsewhere in your filing, including its limitations on various aspects of your business. Please revise your future filings to address the following:

a. Clearly disclose how you define “proprietary trading” for these purposes.

b. Identify the trading desks and other related business units that participate in activities you believe meet the definition of proprietary trading. Identify where these activities are located in terms of your segment breakdowns. Quantify the gross revenues and operating margin from each of these units. Clearly identify the extent to which such activities or business units have been terminated or disposed of as well as the steps you plan to take to terminate or dispose of the rest of these components.

c. Revise your future filings to clearly identify aspects of your business that are similar to but excluded from your definition of “proprietary trading” for these purposes. Clearly disclose how you differentiate such activities. Tell us the extent to which you believe it is possible that such activities will be scoped into the final regulatory definition of proprietary trading.

Response:

The Company has begun a review of its private equity fund, hedge fund and proprietary trading operations, and has announced its plans to dispose of its in-house quantitative proprietary trading unit, Process Driven Trading (“PDT”), in 2012 in advance of the effectiveness of the Volcker Rule. However, given that the regulations implementing the substantive Volcker Rule provisions have not been published, the Company is unable to identify which other parts of its businesses will or might be defined to be “proprietary trading” or, even if they were defined as “proprietary trading,” whether the Company would benefit from a “permitted activity” exception, such as market-making and hedging. As a result, the Company cannot currently identify the trading desks and other related business units or other activities that might be within the scope of the final regulatory definition of proprietary trading. The Company is closely monitoring regulatory developments related to the Volcker Rule and when the regulations are final, will be in a position to complete its review of its relevant activities and make plans to implement compliance with the Rule, which will likely not require full conformance until July 2014, subject to extensions. To the extent material, the Company will revise future filings accordingly to reflect any substantive developments.

Item 1A. Risk Factors, page 23

Comment:

5. Please provide us with draft disclosure to be included in future filings that describes any risks that may result from the restrictions imposed on proprietary trading by the Dodd-Frank Act, including a quantification of revenues generated from your proprietary trading business. If you do not believe this risk is likely to have a material effect on your operations, please explain the basis for your belief.

Response:

As disclosed in response 4 above, while the Company has begun a review of its private equity fund, hedge fund and proprietary trading operations in light of the Volcker Rule, the regulations implementing the substantive Volcker Rule provisions have not been published. As a result, it is too early for the Company to quantify how the Volcker Rule may impact the Company’s businesses. The Company has disclosed the indeterminate but potentially significant impact that the Dodd Frank Act and other financial regulatory reform initiatives globally may have on its business. For example, in “Risk Factors—Legal and Regulatory Risk—The financial services industry is subject to extensive regulation, which is undergoing major changes that will impact our business” the Company states:

“In response to the financial crisis, legislators and regulators, both in the U.S. and worldwide, have adopted, or are currently considering to enact, financial market reforms that result in major changes to the way our global operations are regulated. In particular, as a result of the Dodd-Frank Act, we are subject to significantly revised and expanded regulation and supervision, to new activities limitations, to a systemic risk regime which will impose especially high capital and liquidity requirements, and to comprehensive new derivatives regulation. Additional restrictions on our activities would result if we were to no longer meet certain capital or management requirements at the financial holding company level. Certain portions of the Dodd-Frank Act were effective immediately, while other portions will be effective only following extended transition periods, but many of these changes could in the future materially impact the profitability of our businesses, the value of assets we hold, expose us to additional costs, require changes to business practices or force us to discontinue businesses, could adversely affect our ability to pay dividends, or could require us to raise capital, including in ways that may adversely impact our shareholders or creditors.”

At this stage, the Company does not think its disclosure could more adequately or accurately inform investors of the regulatory reform risks facing its business. As is well publicized, there are numerous rule-making initiatives being conducted by the Company’s principal regulators to implement the Dodd-Frank Act and address other banking industry policy matters, which will reduce the uncertainties currently characterizing regulatory reform risks. As the rule making initiatives progress and their implementation impact crystallizes, the Company will provide disclosure of material consequences to investors in future periodic filings. Where it is possible to provide a reasonable approximation of the material impact of regulatory proposals, the Company has provided that information to investors. An example of this is the Company’s approximation of the impact on the Company’s risk weighted assets that might result from the implementation of the “Basel III” proposals (see page 93 of the 2010 Form 10-K). To the extent material, the Company will revise future filings accordingly to reflect any substantive developments.

Comment:

6. We note that your exposure to the Monolines at December 31, 2010 included $1.5 billion in insured municipal bond securities and $326 million of mortgage and asset backed securities enhanced by financial guarantees. Additionally, we note your disclosure that your hedging program continues to become more costly and difficult to effect and that significant additiona1 losses could be incurred as market conditions evolve. Please provide risk factor disclosure in future filings or tell us why you believe risk factor disclosure is not appropriate.

Response:

The Company believes its current risk factor and other disclosures in its periodic filings are accurate and meaningful. However, to address the Staff’s comment, the Company will provide revised risk factor disclosure in its Form 10-Q filing for the quarterly period ending June 30, 2011 (“Second Quarter Form 10-Q”) as set forth below (additional disclosures underlined):

Holding large and concentrated positions may expose us to losses.

Concentration of risk may reduce revenues or result in losses in our market-making, investing, block trading, underwriting and lending businesses in the event of unfavorable market movements. We commit substantial amounts of capital to these businesses, which often results in our taking large positions in the securities of, or making large loans to, a particular issuer or issuers in a particular industry, country or region. For example, the Company’s exposure to monoline insurers (“Monolines”) includes bonds that are insured by Monolines and to derivative contracts with a Monoline as counterparty (principally an affiliate of MBIA, Inc.). The Company’s hedging program for Monoline counterparty exposure continues to become more costly and difficult to effect. Although the Company proactively manages its Monoline exposure, as market conditions continue to evolve, significant additional losses could be incurred. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Executive Summary—Significant Items—Monoline Insurers” in Part I, Item 2.

Comment:

7. Many of your risk factor discussions are too vague to be meaningful to investors.

For example:

•	“Our borrowing costs and access to the debt capital markets depend significantly on our credit ratings;”

•	“Holding large and concentrated positions may expose us to losses;”

•	“We have incurred, and may continue to incur, significant losses in the real estate sector;” and

•	“The financial services industry is subject to extensive regulation which is undergoing major changes that will impact our business.”

Please provide draft disclosure to be included in future filings expanding your risk factors discussions to identify any specific situations that make you particularly vulnerable to the identified risks, including regulatory changes. Additionally, provide a more specific discussion of the potential consequences. For example, with respect to the risk discussion relating to your dependence on credit ratings, discuss the negative ratings outlook and the specific consequences in the event of a one-notch and two-notch downgrade.

Response:

The Company believes its current risk factor and other disclosures in its periodic filings are accurate and meaningful. However, to address the Staff’s comment, the Company will provide revised risk factor disclosures in its Second Quarter Form 10-Q filing as follows (additional disclosures underlined):

Our borrowing costs and access to the debt capital markets depend significantly on our credit ratings.

The cost and availability of unsecured financing generally are dependent on our short-term and long-term credit ratings. Factors that are important to the determination of our credit ratings include the level and quality of our earnings, capital adequacy, liquidity, risk appetite and management, asset quality, business mix and actual and perceived levels of government support.

Our debt ratings also can have a significant impact on certain trading revenues, particularly in those businesses where longer term counterparty performance is critical, such as OTC derivative transactions, including credit derivatives and interest rate swaps. In connection with certain OTC trading agreements and certain other agreements associated with the Institutional Securities business segment, we may be required to provide additional collateral to certain counterparties in the event of a credit ratings downgrade. In addition, we may be required to pledge additional collateral to certain exchanges and clearing organizations in the event of a credit ratings downgrade. For increased collateral requirements of certain exchanges and clearing organizations as a result of a one- or two-notch downgrade, see Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Credit Ratings” in Part I, Item 2. The rating agencies are considering the impact of the Dodd-Frank Act’s resolution authority provisions on large banking institutions and it is possible that they could downgrade our ratings and those of similar institutions.

We have incurred, and may continue to incur, significant losses in the real estate sector.

We finance and acquire principal positions in a number of real estate and real estate-related products for our own account, for investment vehicles managed by affiliates in which we also may have a significant investment, for separate accounts managed by affiliates and for major participants in the commercial and residential real estate markets. See Management’s Discussion and Analysis of Financial Condition and Results of Operation—Other Matters—Real Estate” in Part I, Item 2.

We also originate loans secured by commercial and residential properties. Further, we securitize and trade in a wide range of commercial and residential real estate and real estate-related whole loans, mortgages and other real estate and commercial assets and products, including residential and commercial mortgage-backed securities. These businesses have been, and may continue to be, adversely affected by the downturn in the real estate sector. In connection with these activities, the Company has provided, or otherwise agreed to be responsible for, representations and warranties. Under certain circumstances, the Company may be required to repurchase such assets or make other payments related to such assets if such representations and warranties were breached. Recently, the level of litigation activity focused on residential mortgage and credit crisis related matters has increased materially in the financial services industry. As a result, the Company expects that it may become the subject of increased claims for damages and other relief regarding residential mortgages and related securities in the future. The Company continues to monitor its real estate-related activities in order to manage its exposures and potential liability from these markets and businesses. See “Legal Proceedings—Residential Mortgage and Credit Crisis Related Matters” in Part II, Item 1 herein.

However, with regard to the disclosures headed “The financial services industry is subject to extensive regulation which is undergoing major changes that will impact our business,” and as disclosed in responses 4 and 5 above, many elements of the current regulatory changes, including the Volcker Rule, have not been published so the Company is unable to provide discussions to identify any specific situations that make the Company particularly vulnerable to the regulatory changes. In addition, the Company respectfully submits that it does not believe, based on current information, there are any other specific situations that make it particularly vulnerable to the identified risks that the Company has not disclosed in its risk factors or where more specific discussion of the potential consequences is warranted.

Acquisition and Joint Venture Risk

We may be unable to fully capture the expected value ... , page 31

Comment:

8. Please provide us with draft disclosure to be included in future filings that more fully describes the risks associated with your joint ventures with Mitsubishi UFJ Financial Group, Inc., including a description of the ownership arrangements and quantification of any prior losses resulting from the joint ventures.

Response:

The Company believes its current risk factor and other disclosures in its periodic filings are accurate and meaningful. However, to address the Staff’s comment, the Company will provide revised risk factor disclosure in its Second Quarter Form 10-Q filing as set forth below (additional disclosures underlined):

We may be unable to fully capture the expected value from acquisitions, joint ventures, minority stakes and strategic alliances.

In connection with past or future acquisitions, joint ventures (including MSSB) or strategic alliances (including with Mitsubishi UFJ Financial Group, Inc. (“MUFG”)), we face numerous risks and uncertainties combining or integrating the relevant businesses and systems, including the need to combine accounting and data processing systems and management controls and to integrate relationships with clients, trading counterparties and business partners. In the case of joint ventures and minority stakes, we are subject to additional risks and uncertainties because we may be dependent upon, and subject to liability, losses or reputational damage relating to, systems, controls and personnel that are not under our control.

For example, the ownership arrangements relating to the Company’s joint venture in Japan with MUFG of their respective investment banking and securities businesses are complex. MUFG and the Company have integrated their respective Japanese securities businesses by forming two joint venture companies, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“MUMSS”) and Morgan Stanley MUFG Securities, Co., Ltd. (“MSMS”). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Matters—Japanese Securities Joint Venture” in Part I, Item 2 herein. For the quarter ended March 31, 2011, the Company recorded a loss of $655 million arising from its 40% stake in MUMSS related to certain fixed income trading positions at MUMSS, which is a subsidiary of MUFG that is controlled and risk managed by MUFG. As a result of this loss, during the quarter ended March 31, 2011, the Company entered into a transaction with MUMSS, whereby the fixed income trading positions that previously caused the majority of the aforementioned MUMSS losses were transferred to MSMS, a subsidiary of the Company that is controlled and risk managed by the Company. While MUFG contributed $370 million in capital to MUMSS in connection with the trading losses and has or will take certain other actions, including the replacement of certain management personnel and enhancement of risk management processes and controls, additional losses could be incurred by MUMSS in the future.

In addition, conflicts or disagreements between us and any of our joint venture partners may negatively impact the benefits to be achieved by the relevant joint venture.

There is no assurance that any of our acquisitions will be successfully integrated or yield all of the positive benefits anticipated. If we are not able to integrate successfully our past and future acquisitions, there is a risk that our results of operations, financial condition and cash flows may be materially and adversely affected.

Certain of our business initiatives, including expansions of existing businesses, may bring us into contact, directly or indirectly, with individuals and entities that are not within our traditional client and counterparty base and may expose us to new asset classes and new markets. These business activities expose us to new and enhanced risks, greater regulatory scrutiny of these activities, increased credit-related, sovereign and operational risks, and reputational concerns regarding the manner in which these assets are being operated or held.

For more information regarding the regulatory environment in which we operate, see also “Supervision and Regulation” in Part I, Item 1 of the 2010 Form 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Significant Items

Monoline Insurers, page 52

Comment:

9. Please tell us and enhance your disclosure in future filings to quantify and discuss your total remaining exposure related to MBIA.

Response:

The Company’s primary exposure to MBIA relates to counterparty exposure on credit derivatives measured at fair value, which can fluctuate from quarter to quarter. Net derivative counterparty exposure is comprised of gross counterparty exposure to MBIA offset by hedges and a cumulative credit valuation adjustment. As disclosed in the 2010 Form 10-K, the Company’s gross derivative counterparty exposure to MBIA was $4.2 billion and its net derivative counterparty exposure was ($1.1) billion, which indicates that the Company is at risk to changes in fair value when MBIA’s credit risk improves and its credit spreads tighten. Conversely, with a positive net derivative counterparty exposure, the Company is at risk to changes in fair value when MBIA’s credit risk deteriorates and its credit spreads widen. In addition, the

Company is at risk to changes in fair value when commercial mortgage spreads change. MBIA’s derivative counterparty exposure was disclosed separately from other Monoline’s because MBIA’s exposure was negative.

In addition, the Company owned mortgage and asset-backed securities guaranteed by MBIA with a fair value of $[*] at December 31, 2010. The Company did not separately disclose this exposure from other Monoline exposure because it was not material.

Business Segments, page 54

Comment:

10. We note your various discussions of Principal transactions Trading and Investment revenues within each of your segments between pages 56 and 72. Please respond to the following and expand your disclosures in future filings to address the following:

a. Tell us and expand your disclosures to provide further discussion of the types of instruments that generate the principal transactions revenue by type of risk and how those instruments affect the financial statement line items. For example, discuss how interest rate derivatives generate principal transactions revenue (changes in fair value which affect X line item, and fee charged to customer, which affects Y line item, etc).

b. Describe the significant drivers of the principal transactions revenue. For example, discuss how much of the revenue is driven by transaction fees versus changes in fair value of the instruments.

c. Tell us in more detail how principal transactions revenue is generated by customer demand, the steps you take to fill the order, and how the associated revenue line items are affected. For example, if a customer requests a foreign exchange swap, discuss the types of fees charged for the transaction, and whether the principal transactions revenues you would recognize is the other side of the swap transaction that the customer requested.

d. Revise your future filings to tie your disclosures elsewhere of gains and losses on derivative contracts to your principal transactions revenue line items.

Response:

The Company describes its activities and the nature of its interactions with customers by type of service and market in the Business Segments section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) on pages 2-6 of the 2010 Form 10-K. Much of the discussion of business segment results on pages 56-72 is organized by line item, including separate discussions for Principal transactions—trading and Principal transactions—investments (and other line items not the subject of the Staff’s comment). Regarding the comment on discussing types of instruments that generate revenue by type of risk, the Company’s disclosures also address significant risk and product categories, for instance on pages 58 and 59 of the 2010 Form 10-K, the Equity, Fixed Income, Commodities business and lending activity are covered separately for the Institutional Securities business segment. In addition, within those sections further detail of results of operations are also described.

The Principal transactions line items that are the subject of this comment encompass a large part of the Company’s market making and investing activities. Below is a description of these two activities and the line items they impact.

Market Making

As a market maker, the Company stands ready to buy, sell or otherwise transact with customers under a variety of market conditions and provide firm or indicative prices in response to customer requests. The Company’s liquidity obligations can be explicit and obligatory in some cases, and in others, customers expect the Company to be willing to transact with them. In order to most effectively fulfill its market making function, the Company engages in activities, across all of its trading businesses, that include, but are not limited to, those activities enumerated in response to item 2 regarding commodities market making activities.

Principal transactions—trading primarily includes the realized gains and losses from sales of cash instruments and derivative settlements, and unrealized gains and losses from ongoing fair value changes of the Company’s positions related to market-making activities. In many markets, the realized and unrealized gains and losses from the purchase and sale transactions will include any spreads between bids and offers. Fees received on loans carried at fair value and dividends from equity securities are also recorded in this line item since they relate to market making positions. Commissions received for purchasing and selling listed equity securities and options are recorded separately in the Commissions line item. Other cash and derivative instruments typically do not have fees associated with them.

Although outside of the Principal transactions—trading line item, it should be noted that Interest income and expense are also impacted by market making activities as debt securities held by the Company earn interest and securities are loaned, borrowed, sold with agreement to repurchase and purchased with agreement to resell.

Investing

Revenues from the Company’s investing activities are recorded in Principal transactions—investments. The investments are generally held for long-term appreciation and generally are subject to significant sales restrictions. In some cases, such investments are required or are a necessary part of offering other products. Revenues from investments associated with certain employee deferred compensation plans are included in this line item. The revenues recorded here are the result of realized gains and losses from sales and unrealized gains and losses from ongoing fair value changes of the Company’s holdings. Typically, there are no fee revenues from these investments.

The Company will enhance future disclosures to ensure that it is clearer how the drivers of the Company’s results impact line items and will provide a reference to the derivative gains and losses table in the Derivative Instruments and Hedging Activities footnote.

Liquidity and Capital Resources, page 81

Comment:

11. We note from your disclosure in Note 22 to your financial statements that as of December 31, 2010 approximately $5.1 billion of earnings has been designated as being permanently held outside of the United States. Please revise your MD&A to discuss the impact this designation has on your available liquidity.

Response:

The Company’s Global Liquidity Reserve is held within the Parent company and major operating subsidiaries. All liquidity reported by the Company is available to the entity that holds it regardless of whether earnings for that entity have been designated as being permanently held outside of the United States for tax purposes.

As disclosed on page 85 of the 2010 Form 10-K, “The Contingency Funding Plan assumes the subsidiaries will use their own liquidity first to fund their obligations before drawing liquidity from the Parent company. The Contingency Funding Plan also assumes that the Parent will support its subsidiaries and will not have access to their liquidity reserves due to regulatory, legal and tax constraints.”

The discussion of the Global Liquidity Reserve will be revised in future filings to refer to the discussion of the Contingency Funding Plan for information on assumptions regarding availability of liquidity.

Global Liquidity Reserve, page 85

Comment:

12. We note your disclosure that “the vast majority” of the assets held in the Global Liquidity Reserve can be monetized on a next-day basis. In future filings, please revise your liquidity discussion to disclose the total amount that can be monetized on a next-day basis as of December 31, 2010.

Response:

The Company expects that approximately [*] of the assets held in the Global Liquidity Reserve as of December 31, 2010 could have been monetized on a next day basis.

The Company’s Global Liquidity Reserve is comprised of liquid and diversified assets including cash and cash equivalents, and unencumbered liquid securities such as U.S. government securities, U.S. agency securities, U.S. agency mortgage-backed securities, FDIC-guaranteed corporate debt and non-U.S. government securities.

The Company does not disclose the amount that could be monetized on a next-day basis to avoid undue emphasis on this amount as future regulatory and liquidity requirements may result in lower next day monetization amounts. The Company believes the quality of the assets in the Global Liquidity Reserve is more meaningful and will expand its Global Liquidity Reserve by Type of Investment table in its Second Quarter Form 10-Q filing. Please see the following draft example.

Global Liquidity Reserve by Type of Investment.

The table below summarizes the Company’s Global Liquidity Reserve by type of investment:

At June 30, 2011
Cash Deposits with Banks	$	XX
Cash Deposits with Major Central Banks		XX
Unencumbered Highly Liquid Securities:
U.S. Government Obligations		XX
U.S. Agency and Agency MBS		XX
Non-U.S. Government Obligations (1)		XX

Global Liquidity Reserve	$	XXX

(1)	Includes government obligations of the following countries: Germany ($XX), France ($XX), Italy ($XX)….

The ability to monetize assets during the beginning of a liquidity crisis is most critical and therefore the Company will continue to indicate the number of days in which the total Global Liquidity Reserve can be monetized. The Company will disclose the following in its Second Quarter Form 10-Q filing (additional disclosures underlined):

The ability to monetize assets during the start of a liquidity crisis is the most critical. The Company believes that the assets held in the Global Liquidity Reserve can be monetized within XX days in a stressed environment given the highly liquid and diversified nature of the reserves.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Risk Management

Credit Risk

Institutional Securities Activities

Credit Exposure - Corporate Lending

“Event-Driven” Loans and Lending Commitments at December 31, 2010 and December 31, 2009, page 109

Comment:

13. Please provide us with more information regarding your “Event-Driven” lending. In your response, please provide us with additional information as to the purpose of your event driven loans, the credit quality of the borrowers, the typical terms of the loans, charge-off experience, and the amount of loans in non-accrual status as of the balance sheet date. Additionally, explain to us why the loan balance is primarily reduced through “distributions” rather than repayments based on your rollforward on page 109.

Response:

The Company’s “event-driven” loans and lending commitments refer to a type of lending activity to select corporate clients associated with a particular event or transaction, such as a client merger, acquisition or recapitalization. “Event-driven” lending commitments may not be indicative of the client’s actual funding requirements since funding is contingent upon a proposed transaction being completed. In addition, the borrower may not fully utilize the commitment or the Company’s portion of the commitment may be reduced through the syndication and/or sale process. The borrower’s ability to draw on the commitment is also subject to certain terms and conditions.

The Company’s “event-driven” loans and commitments consist of term loans, bridge loans and revolving lines of credit. These loans are carried at fair value in the consolidated statements of financial condition with changes in fair value recorded in earnings; thus, charge-offs are not applicable for these loans. As disclosed in the 2010 Form 10-K, included in the $5.4 billion of “event-driven” exposure at December 31, 2010 were $4.9 billion of loans and lending commitments to non-investment grade borrowers that were closed.

The maturity profile of “event-driven” loans and commitments as of December 31, 2010 was as follows: [*]% will mature in less than 1 year, [*]% will mature within 1 to 3 years, [*]% will mature within 3 to 5 years, and [*]% will mature in over 5 years.

As of December 31, 2010, $[*] of the Company’s “event-driven” loans are on non-accrual basis. These loans primarily are those the Company was unable to distribute due to the financial crisis. For loans carried at fair value that are on non-accrual status, interest income is recognized on a cash basis.

During 2010, the loan balance was primarily reduced through “distributions” rather than repayments because the Company’s business strategy is to sell, rather than hold, the majority of the event-driven loans.

Credit Exposure - Derivatives, page 109

Comment:

14. Your OTC Derivative Product tables on pages 110-112 present interest rate and currency swaps, interest rate options, credit derivatives and other fixed income securities contracts on a single line item. In future filings, please revise your tables on pages 110-112 to separately report your interest rate swaps and options, your currency swaps, and your credit derivatives.

Response:

Similar disclosure regarding the Company’s OTC and other derivative contracts is also included in the notes to the consolidated financial statements (the “Footnotes”). In the 2010 Form 10-K, the Company

separately disclosed its interest rate, credit, foreign exchange, equity, and commodity contracts on pages 194-195 of the Footnotes in compliance with the disclosure requirements of Accounting Standards Codification (“ASC”) 815. In addition, the Company also disclosed OTC derivative contracts by credit rating and maturities on pages 192-193 of the Footnotes. In its continuing efforts to enhance its disclosure, the Company had been recently considering to improve its disclosure by removing the duplicative information in the MD&A and referencing the MD&A to the footnotes. In future filings, the Company will remove the duplicative OTC Derivative Product tables in Quantitative and Qualitative Disclosures about Market Risk—Credit Risk” and will cross reference to the disclosure in the Footnotes.

Comment:

15. In future filings, please revise Note 2 to your table at the top of page 113 to quantify the impact of your hedges of Monoline derivative counterparty exposure that is excluded from this table.

Response:

Hedges of Monoline derivatives counterparty exposure are included in the table, in the other line items, according to the type of counterparty. To clarify its disclosure in the Second Quarter Form 10-Q filing, the Company will amend Note 2 as follows:

Credit derivatives used to hedge the Company’s credit exposure to Monolines (including derivative counterparty exposure) are included in the table based on the counterparties writing such hedges. None of these hedges are written by other Monolines.

Comment:

16. Please revise your future filings to quantify and more clearly discuss the impact of your participation in novating certain credit default swap contracts with external counterparties to a central clearinghouse.

Response:

As part of industry-wide efforts to reduce the total notional amount of outstanding offsetting credit derivative trades, the Company participates in certain compression activities with vendors including Markit and Tri-optima. The Company had introduced a footnote to the credit derivatives table in its Annual Report on Form 10-K for the year ended December 31, 2009 referencing its participation in such activities. However, these activities have become routine and standardized since they were first introduced post credit crisis. The Company also does not track or monitor notional information systematically as it does not believe that notional amounts are a relevant risk metric. Compression activities are risk neutral and do not materially impact fair values. Therefore, the Company does not believe it is necessary to revise future filings to provide information regarding the notional reduction that results from these activities.

Comment:

17. We note various disclosures throughout your filing regarding your significant exposure to various types of credit derivatives. To the extent material and applicable, please revise your future filings to address the following regarding your credit derivatives:

a. For the notional and fair value amount of your credit derivatives as of the balance sheet dates presented, please quantify the extent to which the positions held in your credit derivatives portfolio represent a purchase of credit default protection versus a sale of credit default protection, as well as the types of instrument used (e.g., total rate of return swap, credit default swap, derivatives on credit linked notes, derivative interests in mortgage-related collateralized debt offerings, certain types of ABS credit default swaps, basket credit default swaps, CDO-squared positions, or other credit derivatives). Link and if necessary reconcile this data to your existing tables in this section as well as your financial statement footnotes. Within these two categories of protection sold and purchased, please separately quantify the extent to which the derivative activity was for the following purposes:

i.	Provide default risk protection to offset credit exposure to your holdings of the related reference entity’s debt in your loan portfolio, investment portfolio, or loan commitments outstanding;

ii.	Create new credit exposure for your own trading purposes;

iii.	Reflect credit exposures taken for the benefit of your clients; and

iv.	Provide an offset to credit exposure taken for the benefit of clients.

b. Separately quantify the gross realized gains and losses from your credit derivative activity.

c. More clearly discuss the settlement triggers that are typical to the swap contracts in your credit derivatives portfolio. To the extent that the nature of the triggers varies within your portfolio, discuss that fact accordingly.

d. Discuss your overall strategies employed in your credit derivatives portfolio as well as any changes in those strategies during the periods presented.

e. Discuss any trends experienced within the portfolio both in terms of positions held and realized gains and losses. Specifically disclose the reasons for the significant increases in the notional amounts as well as the reasons for the changes in the fair values of the swaps. Discuss any expected changes to those trends.

Response:

The Company presents information regarding the notionals and fair values of its credit derivatives in both the Quantitative and Qualitative Disclosures about Market Risk—Credit Risk section and the Footnotes, including information regarding when the Company has purchased versus sold credit protection, as well as contracts that are in receivable or payable position at the respective reporting date.

The credit derivative tables on page 113 of the 2010 Form 10-K provide notional amounts of credit derivatives where the Company has purchased credit protection (i.e., the Company is the beneficiary) and where the Company has sold credit protection (i.e., the Company is the guarantor), by the type of counterparty. Notwithstanding whether the Company has purchased or sold credit protection, the same tables also highlight whether the credit derivative is in a receivable or payable position at the respective reporting date.

In accordance with the disclosure requirements in ASC 815, the Company includes the credit derivatives and other credit contracts tables on pages 197-198, which provides the notionals and fair values of all credit derivatives where the Company has sold credit protection. On page 199, the Company discloses the notionals and fair values of derivative contracts where the Company has purchased credit protection. The net of the fair values where the Company has sold protection on pages

197-198 and where the Company has purchased credit protection on page 1991, respectively, agrees to the net credit derivative receivable and payable positions on page 113.2

To enhance disclosure in future periods, the Company will include in its Second Quarter Form 10-Q filing a similar table in the Footnotes that summarizes and reconciles the disclosure in the Quantitative and Qualitative Disclosures about Market Risk—Credit Risk section and the Footnotes. The Company will include a cross-reference in the Quantitative and Qualitative Disclosures about Market Risk—Credit Risk section to this table in the Footnotes.

At December 31, 2010
Maximum Potential Payout /Notional
		Protection Sold				Protection Purchased
	Notional		Fair Value		Notional		Fair Value
(dollars in millions)
Single name credit defaults swaps	$	[*]	$	[*]	$	[*]	$	[*]
Indices and baskets		[*]		[*]		[*]		[*]
Tranched indices and baskets		[*]		[*]		[*]		[*]

Total		$2,294,251		$(25,232)		$2,343,636	$	[*]

The Company’s exposure to credit derivatives results from the Company’s customer facilitation business, market making activities and trading activities. Similar to the Company’s response to comments 5 and 6 in its letter to the SEC dated May 29, 2009, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2008 (the “2008 Form 10-K”), these risks are managed collectively at the portfolio, desk, product, region and business levels. The Company does not have the system capabilities to disclose credit exposure arising from credit derivative positions held for the Company’s own trading purposes, credit exposures taken for the benefit of its clients, or exposures used to offset exposures taken for the benefit of its clients as this is inconsistent with the way the Company manages and monitors its risk exposures.

The Company’s debt securities that are primarily classified as financial instruments owned may be risk managed at the transaction, counterparty and portfolio level. The Company does not identify credit derivatives that are used to hedge debt securities in its trading portfolio as the Company does not manage the risk based upon the type of instrument (i.e., derivative vs. debt instruments). As the Company manages credit exposure on an overall basis, it is less meaningful to focus on and isolate credit exposures arising from credit derivatives. The Company’s available for sale securities portfolio is comprised of high grade debt securities that are not risk managed using credit default swaps.

[1]	Rounded to $40 billion in the disclosure on page 199.
[2]

The net of the fair values where the Company has sold protection on pages 197-198 and where the Company has purchased credit protection on page 199 [*], respectively, agrees to the net credit derivative receivable and payable positions on page 113 [*].

To the extent the Company identifies and manages credit risk in certain originated loan businesses using credit default swaps, the Company has separately disclosed the notional amount of hedges for such corporate funded loans and lending commitments on page 107 of the 2010 Form 10-K.

The Company does not manage realized gains and losses separately from unrealized gains and losses. The Company believes that disaggregation of realized gains and losses from total gains and losses would undermine fair value measurements, even for credit derivatives involving little subjectivity that are priced based on observable market data. In addition, the operational burden of preparing such disclosures for all credit derivatives including those with observable inputs would be significant, as systems would need to be enhanced to isolate realized gains and losses for the period. While the Company does not distinguish between realized and unrealized gains and losses for risk management purposes, on page 196 of the 2010 Form 10-K, in accordance with the requirements of ASC 815, the Company disclosed total gains and losses for all derivative instruments by type of risk, including total gains and losses for credit contracts, which the Company believes is more meaningful than the disclosure of realized gains and losses.

The Company’s disclosures on page 112 of the 2010 Form 10-K state the following, “If a credit event occurs, the guarantor is required to make payment to the beneficiary based on the terms of the credit derivative contract. Credit events include bankruptcy, dissolution or insolvency of the referenced entity, failure to pay, obligation acceleration, repudiation and payment moratorium. Debt restructurings are also considered a credit event in some cases. In certain transactions referenced to a portfolio of referenced entities or asset-backed securities, deductibles and caps may limit the guarantor’s obligations.” The Company believes that the above mentioned settlement triggers are typical to the swap contracts in its credit derivative portfolios.

As indicated in the Company’s response to comment 1 in its letter to the SEC dated September 21, 2009, regarding the 2008 Form 10-K, the Company had previously enhanced its disclosures to include a description of its overall strategy employed in its credit derivative portfolio and changes in those strategies which are discussed on page 113 of the 2010 Form 10-K:

The Company trades in a variety of derivatives and may either purchase or write protection on a single name or portfolio of referenced entities. The Company is an active market-maker in the credit derivatives markets. As a market-maker, the Company works to earn a bid-offer spread on client flow business and manage any residual credit or correlation risk on a portfolio basis. Further, the Company uses credit derivatives to manage its exposure to residential and commercial mortgage loans and corporate lending exposures during the periods presented.

The Company believes this disclosure is adequate as there have been no changes to its overall strategy with respect to its use of credit derivatives during the periods presented.

With respect to the disclosure of any trends experienced within the Company’s credit derivatives portfolio, as noted above, the Company does not manage realized gains and losses separately from unrealized gains and losses. The Company also does not evaluate its risks and trading operations based on notional amounts as it does not consider notional amounts to be a good measure of risk. Accordingly, the Company did not discuss trends experienced year-over-year within its portfolio of credit derivatives in terms of notional amounts and realized gains and losses in the Quantitative and Qualitative Disclosures about Market Risk—Credit Risk section.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

1. Introduction and Basis of Presentation

Basis of Financial Information, page 128

Comment:

18. You disclose that at December 31, 2010, you netted securities received as collateral in connection with securities lending arrangements aggregating $4.6 billion with identical securities, primarily Corporate equities, in Financial instruments sold, not yet purchased. At December 31, 2009, you did not net securities received as collateral with Financial instruments sold, not yet purchased, as amounts did not materially affect the Company’s consolidated statement of financial condition. Please tell us how your practice meets the criteria in ASC 210-20-45. Additionally, please tell us why you changed your practice in 2010, including whether and if so, how your current practice of netting is preferable.

Response:

The practice of offsetting securities received as collateral in connection with securities lending arrangements against short sale liabilities related to identical securities is not a matter of offsetting under the guidance in ASC 210-20-45, but, rather, is a matter of the accurate presentation of assets and liabilities. In accordance with ASC 860-30-25-8, securities received as collateral in securities-for-securities transactions in which the Company is the transferor of securities being loaned (i.e., the lender), and which are permitted to be sold or repledged, are recognized as assets on the Company’s balance sheet.

The securities received in these securities lending arrangements are not considered to be collateral, but rather the proceeds of a borrowing secured by them, and are thus to be accounted for the same as cash collateral. They are fungible and are used to cover short sales, similar to purchased securities that are held in long inventory. Therefore, it is appropriate to reduce securities received as collateral and not reflect short sale liabilities related to identical securities in order to avoid misstating the security position and implying there is an obligation to obtain securities to deliver on the short sale liability, when, in fact, there is no such obligation.

In accordance with ASC 250-10-20, the failure to offset securities received as collateral in connection with securities lending arrangements in which the Company is the lender is a presentation error in previously issued financial statements and was not a change in accounting principle. The amount which should have been offset at December 31, 2009 represented [*]% of total assets and was not considered material in accordance with ASC 250-10-S99.

2. Summary of Significant Accounting Policies

Allowance for Loan Losses, page 138

Comment:

19. You disclose payments received on nonaccrual loans held for investment are applied to principal if there is doubt regarding the ultimate collectability; if collection of the principal is not doubtful, interest income is recognized on a cash basis. Please tell us and more clearly disclose in your future filings under what circumstances a loan is on nonaccrual status but is not doubtful of collection. Also, please tell us and more clearly disclose in your future filings why you differentiate between the nonaccrual loans that are doubtful of collection by applying cash payments only to principal and the nonaccrual loans that are not doubtful of collection by applying payments to both income and principal.

Response:

The Company did not intend to imply that a loan is on nonaccrual status if collection of interest and or principal is not in doubt. Neither did the Company mean to imply that it recognizes interest income on a cash basis for loans where the collection of principal or interest is not in doubt. As disclosed in Note 2, the Company places loans on nonaccrual status if principal or interest is past due for a period of 90 days or more or payment of principal or interest is in doubt unless the obligation is well secured and in the process of collection. Payments received on nonaccrual loans held for investment are applied to principal if there is doubt regarding the ultimate collectability of principal. If collection of the principal is not in doubt, interest income is recognized on a cash basis. We will clarify this disclosure in the Second Quarter Form 10-Q filing.

4. Fair Value Disclosures

Collateralized Interest Rate Derivative Contracts, page 148

Comment:

20. We note your disclosure here as well as on page 48 regarding your change in valuation methodology to use the overnight indexed swap curve as an input to value substantially all of your collateralized interest rate derivative contracts.

You indicate the result of this change was a pre-tax gain of approximately $176 million. Please address the following:

a. Tell us how you determined that your new methodology was preferable in more accurately valuing these contracts.

b. Tell us why you changed this methodology for “substantially” but not all of your collateralized interest rate derivative contracts.

c. Tell us whether the derivative contracts are fully or partially collateralized.

d. Tell us whether you previously used LIBOR or LIBOR as adjusted for a spread difference. If you used the latter, please tell us the amount of the difference and how it was determined.

e. Tell us why you only applied this new methodology to your collateralized interest rate swaps, and not any other collateralized derivatives.

Response:

The Company began using the overnight indexed swap (“OIS”) curve as an input to value its collateralized interest rate derivatives in the fourth quarter of 2010 in accordance with the exit price notion in ASC 820.

When the interest rate swap market developed in the 1980s, the LIBOR curve was the market-standard benchmark used for discounting cash flows of interest rate derivatives within valuation models. LIBOR was seen at the time as the single benchmark that most appropriately priced in the funding cost of inter-bank transactions.

For collateralized transactions, the following two factors have combined to result in market participants moving away from the assumption of LIBOR discounting in favor of overnight rates when pricing:

1.	Collateral agreements have become commonplace between dealers and are far more prolific than during the 1980s when LIBOR became the market-standard discount curve. The Credit Support Annex to an ISDA Master Agreement for a collateralized trade stipulates that interest on cash collateral is paid at the relevant overnight rate. This is a fundamental component of the cash flows and hence a fundamental component in pricing, risk and valuation for all collateralized transactions.

2.	The basis between LIBOR and the overnight funding rates, on which collateral agreements are typically based, widened significantly during the recent credit crisis.

Thus, although the CSAs have existed for some time, it has only been recently that market participants are pricing the funding element into their collateralized interest rate derivative transactions. In order to support the Company’s change in valuation methodology, the Company noted that throughout 2010 there were an increasing number of external observable data points including public disclosures by certain market participants and organizations regarding the use of OIS discount curves to price collateralized interest rate derivative contracts. For example, various industry surveys and publications indicated that entities were moving towards incorporating OIS into their valuations as there was evidence that the market priced collateralized transactions using OIS. LCH.Clearnet Group Ltd., which operates the leading interest rate swap clearing service, announced it would price its interest rate swap portfolio using OIS. In addition to these data points, the Company also noted that there was observable market evidence that exit prices incorporated OIS through a review of its own trades. The Company gathered and documented conclusive evidence supporting valuations for Company terminated pre-existing collateralized interest rate derivative contracts where the settlement price was determined using an OIS discount curve. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Based on these data points, the Company has determined that using the OIS curve as an input more accurately reflects fair value of all collateralized interest rate derivative contracts and has changed its valuation methodology in the fourth quarter of 2010.

The Company applies the OIS curve only to the collateralized portion of its interest rate derivatives. The Company’s interest rate derivative contracts have different collateralization thresholds based on the counterparty. The Company’s valuation methodology considers collateralization thresholds in its valuation techniques. The collateralized portion of the contract is discounted using the OIS discount curve and the uncollateralized portion is discounted using the LIBOR discount curve.

Previously, the Company used a LIBOR swap curve to value collateralized interest rate derivatives.

The Company’s view is that all collateralized derivative products will move to OIS discounting over time, but the use of OIS is most strongly evident in the interest rate derivatives market at this time.

The Company began using the OIS curve as an input to value substantially all of its collateralized interest rate derivative contracts as of year-end 2010. Certain trading desks with smaller interest rate derivative positions were not valued using OIS as these desks did not have the capabilities to implement OIS systematically at year-end. The Company performed a materiality analysis and determined that the impact of discounting these derivatives at LIBOR versus OIS was immaterial.

The Company expects to transition to OIS discounting for most other collateralized derivatives in 2011 as the Company expects the theoretical basis supporting the change in valuation methodology to become market practice for other types of collateralized derivatives during 2011. The Company expects the impact of this change in valuation from LIBOR to OIS for the rest of its collateralized derivative portfolio to be immaterial. This is primarily because these derivatives, unlike certain interest rate products are generally shorter-dated and have less sensitivity to discounting.

7. Variable Interest Entities and Securitization Activities, page 172

Comment:

21. We note discussions in various sections of your filing regarding your exposures to state and municipal entities. We understand based on various disclosures throughout your filing that you have exposure to municipalities through direct investments in both municipal bonds and auction rate securities, as well as through your sponsorship of municipal bond securitization vehicles. We also understand that you may have involvement with municipalities as an underwriter of bond offerings, as a provider of guarantees (typically letters of credit), a liquidity provider to municipal option bond trust facilities that are accounted for as derivatives, and through the offering of deposit services, direct loans and other traditional banking products. Please provide us with an analysis that summarizes and quantifies your various exposures (both direct and indirect) to state and local municipalities. Please also consider providing this type of disclosure in your future filings in order to more clearly identify any risk concentration in this industry.

Response:

At December 31, 2010, the Company does not have significant risk concentration to state and municipal entities. This exposure consisted of $[*] of municipal securities and other financial instruments owned measured at fair value, and a short position of $[*]. Municipal securities owned included $[*] of auction rate securities, primarily $[*] issued by municipal bond mutual funds (backed indirectly by a diversified portfolio of municipal bonds) and $[*] of Student Loan Auction Rate Securities (backed primarily by [*] U.S. government guaranteed student loans) and $[*] of other auction rate securities. Approximately $[*] of municipal securities owned were enhanced by financial guarantees issued by Monolines.

In addition, the Company had a net short position of $[*] measured at fair value of credit derivatives referencing a municipal issuer or index. Interest rate derivatives with municipal counterparties had a net fair value of $[*]; most of these agreements were collateralized.

The Company also provided liquidity facilities, primarily related to municipal tender option bond trusts ($[*] notional) and variable rate demand notes (approximately $[*] notional). The fair value related to the tender option bond liquidity facilities was approximately [*]. These facilities are disclosed in the Commitments, Guarantees and Contingencies footnote and in the Variable Interest Entities and Securitization Activities footnote. The carrying value of the variable rate demand note facilities was [*]. These facilities are disclosed in the Commitments, Guarantees and Contingencies footnote.

8. Financing Receivables, page 182

Comment:

22. We note your portfolio segments and classes of financing receivables appear to be the same for purposes of providing the disclosures required by ASU 2010-20. Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 when determining that further disaggregation of your portfolio segments was not necessary. Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio.

Response:

The Company considered ASU 2010-20 paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 when determining the level of portfolio segments and classes of financing receivables to disclose. Although the Company assesses and monitors the risk and performance of the portfolio at a class level, total financing receivables of the Company amounted to less than 2% of its total assets at December 31, 2010. Accordingly, the Company did not believe further disaggregation would be meaningful to investors and, therefore, did not disclose such classes.

Comment:

23. We note your disclosure on page 5 that you offer home equity lines of credit as part of your Global Wealth Management business. Please confirm for us that these loans are classified as part of the real estate—residential portfolio segment disclosed in Note 8. Additionally, tell us your total exposure to home equity lines of credit and the percentage of these loans that have been rated below “pass”.

Response:

The Company confirms that the home equity lines of credit disclosed on page 5 were classified as part of the real estate—residential portfolio segment disclosed in Note 8. Total exposure was $[*] at December 31, 2010 and none of the loans were rated below “pass.”

12. Derivative Instruments and Hedging Activities

Credit Derivatives and Other Credit Contracts, page 197

Comment:

24. We note your disclosure in the table on page 197 that the fair value of total credit derivatives and other credit contracts sold was approximately $24 billion. For purposes of enhanced transparency, please revise your future filings to explain how this balance ties into the total shown for credit contracts on your table of net investment hedges on page 194 of your document and how it relates to the amounts in the fourth paragraph on page 199.

Response:

The credit derivative table on page 197 of the 2010 Form 10-K provides the notionals and fair values of all credit derivatives and other contracts including hybrid instruments where the Company has sold credit protection and is a guarantor, regardless of whether the contracts are in a receivable or payable position at the respective reporting date. The table on page 194 of the 2010 Form 10-K includes the notionals and fair values of credit derivatives, excluding hybrid contracts, based on whether the credit derivative is in a receivable or payable position at the respective reporting date. As such, the fair values on page 194 will not agree to the fair values on page 197.

Separately, on page 199 the Company has also disclosed notionals and fair values of derivative contracts where the Company has purchased credit protection and is a beneficiary, regardless of whether the contracts are in a receivable or payable position at the respective reporting date. The net fair values of derivative contracts where the Company is a beneficiary and guarantor included on pages 197 and 1993 equals the net credit derivative receivables and payables disclosed on page 194.4 Similarly, the sum of the notional balances pages 197 and 199 equals the sum of the notional balances on page 194.5

As indicated in the response to comment 17, in the future the Company will include a table in its Footnotes that summarizes, by product type, the notionals and fair values related to credit derivatives where the Company has purchased and sold credit protection. The new table will allow the reader to more easily reconcile the amounts in total between the two tables, as well as to the credit derivative disclosures in the Quantitative and Qualitative Disclosures about Market Risk—Credit Risk section.

Index and Basket Credit Default Swaps, page 199

Comment:

25. We note your disclosure that the company enters into index and basket credit default swaps where the credit protection provided is based upon the application of tranching techniques. Please provide us with additional information regarding these transactions. Please provide the following information in your response:

a. Clarify for us, and enhance your disclosure to clearly state the extent to which the company is the seller or buyer of credit protection or both in these transactions.

b. To the extent you are the seller of credit protection, tell us and expand your disclosure to discuss the degree to which you have offset your exposure.

[3]	Rounded to $40 billion in the disclosure on page 199.
[4]

The net fair values of derivative contracts where the Company is a beneficiary and guarantor included on pages 197 and 199 [*] equals the net credit derivative receivables and payables disclosed on page 194 [*].

[5]	Similarly, the sum of the notional balances pages 197 and 199 [*] equals the sum of the notional balances on page 194 [*].

c. Quantify for us the company’s total exposure in these transactions and tell us how the credit rating assigned to these transactions compares to the credit rating of the referenced debt.

d. Expand your table of credit protection sold to clearly indicate the maximum potential payout/notional and fair value (asset)/liability included in the table for which the credit rating has been calculated internally.

Response:

As indicated in the response to comment 17, the Company will include in its Second Quarter Form 10-Q filing a similar table in its Footnotes that summarizes, by product type, including tranched indices and baskets, notionals and fair values related to credit derivatives where the Company has purchased and sold credit protection.

At December 31, 2010
Maximum Potential Payout / Notional
		Protection Sold				Protection Purchased
	Notional		Fair Value		Notional		Fair Value
(dollars in millions)
Single name credit defaults swaps	$	[*]	$	[*]	$	[*]	$	[*]
Indices and baskets		[*]		[*]		[*]		[*]
Tranched indices and baskets		[*]		[*]		[*]		[*]

Total		$2,294,251		$(25,232)		$2,343,636	$	[*]

As indicated on page 199 of the 2010 Form 10-K, the Company risk manages its exposure to credit derivatives through a variety of risk management strategies, which include managing the credit and correlation risk across single name, non-tranched indices and baskets, tranched indices and baskets, and cash positions. The risk exposure is actively managed on a risk sensitivity basis using various credit derivative instruments that will not have equivalent notional amounts. As a result, the notionals of protection purchased and sold in each of the above categories is not expected to be identical.

On page 199 of the 2010 Form 10-K the Company has indicated that as there are no external ratings for tranched indices and baskets, the Company uses an internal methodology to determine the credit ratings. As the risk in tranched credit derivatives is based on various factors including subordination, correlation among the reference entities, and assumed default rates of reference entities, it is inappropriate to compare this risk with the risk of an untranched index or basket credit default swaps with the external ratings of the underlying reference entities comprising the basket or index.

The internal methodology is based on the implied premium of the credit instrument. The implied premium is the fair value of the tranched transaction converted into a spread. The Company’s Market Risk Department compares the implied premium and the external ratings data of non-tranched reference entities to establish upper and lower implied premium thresholds for each credit rating category. Tranched credit default trades are bucketed in the appropriate rating category based on their implied premium and the established thresholds for each credit rating category. These thresholds are updated on a quarterly basis based on changes in implied premiums and external credit ratings of referenced entities. The Company believes this methodology is consistent with models used by rating agencies to determine market-implied credit ratings applied for non-tranched referenced entities, e.g., Moody’s Market Implied Ratings (MIR) methodology.

In the Second Quarter Form 10-Q, the Company will add a footnote to the table of credit protection sold to clearly identify the categories of credit derivatives for which the credit rating has been calculated internally.

Item 15. Exhibits and Financial Statement Schedules

Comment:

26. Please tell us why none of the documents related to your joint ventures with Mitsubishi UFJ Financial Group, Inc. are filed as exhibits to your Form 10-K. Also, please tell us why Mr. Fleming’s employment offer letter is not filed as an exhibit.

Response:

The Company did not file the documents related to its joint ventures with Mitsubishi UFJ Financial Group, Inc. because the business under the joint venture and the rights and obligations of the Company under the agreements (other than those disclosed in the 2010 Form 10-K) were not material to the Company as a whole and the Company did not view the agreements to represent a material plan of acquisition or disposition. In reaching this conclusion, the Company reviewed various metrics of the Company and the joint venture, including the relative sizes of the Company’s and the Company’s economic interest in the joint venture’s 2010 total assets, net operating revenue and income from continuing operations before tax. The Company also considered the qualitative aspects of materiality including the expected role of the joint venture in the Company’s overall operations and profitability.

The Company did not file its employment agreement with Mr. Fleming as an exhibit to the Company’s 2010 Form 10-K because Mr. Fleming was not a named executive officer during 2010. Mr. Fleming became a named executive officer in the first quarter of 2011 and, as a result, the Company filed its agreement with Mr. Fleming as an exhibit to the Form 10-Q for the quarter ended March 31, 2011.

Exhibit 10.2

Comment:

27. It appears that the exhibits and schedules were omitted from the Amended and Restated Joint Venture Contribution and Formation Agreement when it was filed on a Form 8-K dated May 29, 2009. Please amend the Form 8-K and refile the agreement in its entirety.

Response:

Upon further review, the Company believes the Amended and Restated Joint Venture Contribution and Formation Agreement, dated as of May 29, 2009 (the “Joint Venture Formation Agreement”) that was filed as Exhibit 10.1 to the Company’s Form 8-K dated May 29, 2009 (the “Form 8-K”) should have been filed as Exhibit 2.1. The Company will identify the Joint Venture Formation Agreement as Exhibit 2.1 in any future exhibit lists that are required to be filed pursuant to the Securities Exchange Act of 1934.

Item 601(b)(2) of Regulation S-K provides that “schedules (or similar attachments)” to agreements that are required to be filed under Item 601(b)(2) of Regulation S-K are not required to be filed unless such schedules contain information “that is material to an investment decision and which is not otherwise disclosed in the agreement or the disclosure document.” Based on its review and analysis, the Company has concluded that the material terms and conditions of the joint venture transaction are contained in the definitive Joint Venture Formation Agreement filed as an exhibit to the Form 8-K and therefore the schedules and exhibits to the Joint Venture Formation Agreement are, in accordance with Item 601(b)(2) of Regulation S-K, not required to be filed. The Company notes that, as required by Item 601(b)(2) of Regulation S-K, the table of contents of the Joint Venture Formation Agreement contains a list briefly identifying the contents of all omitted schedules and exhibits. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

*            *             *            *            *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact me at 212-761-6686 if you would like further clarification or additional information.

Sincerely,

/s/ Paul C. Wirth
Paul C. Wirth Deputy Chief Financial Officer

cc:

Ruth Porat, Executive Vice President and Chief Financial Officer

Jeffrey M. Kottkamp, Deloitte & Touche LLP

James V. Schnurr, Deloitte & Touche LLP

Michael Seaman, Securities and Exchange Commission

Staci Shannon, Securities and Exchange Commission

Kevin W. Vaughn, Securities and Exchange Commission